ORBIS

Warsaw, 2005-06-15

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 23 2005
WASH, D.C.
199
SECTION


05009256

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current reports no 24/2005, 25/2005, 26/2005, 27/2005.

Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

Current report No 24/2005
Resolutions adopted by the Annual General Meeting of "Orbis" S.A. Shareholders on June 10, 2005.

Resolution No 1
concerning approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2004, up till December 31, 2004.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The Management Board's report on the activity of the Company for the period from January 1, 2004, up till December 31, 2004, is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the period from January 1, 2004, up till December 31, 2004.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The financial statements of the Company for the financial year 2004 including:
1. introduction to the financial statements;
2. balance sheet prepared as of December 31, 2004, showing the total assets and liabilities figure of PLN 1,795,314,531.52 (say: one billion seven hundred ninety five million three hundred fourteen thousand and five hundred and thirty one Polish Zloty and 52 Grosze);
3. profit and loss account for the period from January 1, 2004, up till December 31, 2004, showing a net profit of PLN 48,824,970.57 (say: forty eight million eight hundred twenty four thousand and nine hundred seventy Polish Zloty and 57 Grosze);
4. cash flow statement for the period from January 1, 2004, up till December 31, 2004, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 17,134,421.40 (say: seventeen million one hundred thirty four thousand and four hundred twenty one Polish Zloty and 40 Grosze);
5. comparative changes in equity for the period from January 1, 2004, up till December 31, 2004, showing an increase in equity by PLN 49,178,602.81 (say: forty nine million one hundred seventy eight thousand six hundred and two Polish Zloty and 81 Grosze);

6. additional notes and information,

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 3

concerning division of net profit generated in the financial year ended December 31, 2004.

Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year ended December 31, 2004, amounting to 48,824,970.57 (say: forty eight million eight hundred twenty four thousand and nine hundred seventy Polish Zloty and 57 Grosze), shall be apportioned to:

1. supplementary capital - in the amount of PLN 33,158,787.85
2. dividend - in the amount of PLN 15,666,182.72

§ 2

1. The value of dividend shall be fixed at 34 Grosze per one share.
2. The dividend date shall be July 20, 2005.
3. The dividend shall be paid out on August 9, 2005.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 4

concerning approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2004 and the Management Board's report on the activity of the Orbis Group for the financial year 2004.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as later amended), it is hereby resolved as follows:

§1
The annual consolidated financial statements of the Orbis Group, prepared as at December 31, 2004, including:

1. introduction to the consolidated financial statements;
2. consolidated balance sheet prepared as of December 31, 2004, showing the total assets and liabilities figure of PLN 1,806,516 thousand (say: one billion eight hundred and six million five hundred sixteen thousand Polish Zloty);
3. consolidated profit and loss account for the period from January 1, 2004, up till December 31, 2004, showing a net profit of PLN 49,715 thousand (say: forty nine million seven hundred fifteen thousand Polish Zloty);
4. consolidated comparative changes in equity for the period from January 1, 2004, up till December 31, 2004, showing an increase in equity by PLN 49,459 thousand (say: forty nine million four hundred fifty nine thousand Polish Zloty);
5. consolidated cash flow statement for the period from January 1, 2004, up till December 31, 2004, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 7,890 thousand (say: seven million eight hundred ninety thousand Polish Zloty);
6. additional notes and information;

are hereby approved.

§ 2
The Management Board's report on the operations of the Orbis Group for the year 2004 is hereby approved.

§ 3
The Resolution shall come into force upon its adoption.

Resolution No 5
concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2004.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2004:

1. **Maciej Olaf Grelowski** **for the period from January 1, 2004, till June 23, 2004;**

2. **Jean Philippe Savoye** **for the period from June 23, 2004, till December 31, 2004;**
3. **Krzysztof Andrzej Gerula** **for the period from January 1, 2004, till December 31, 2004;**
4. **Andrzej Bobola Szułdrzyński** **for the period from January 1, 2004, till December 31, 2004;**
5. **Ireneusz Andrzej Węgłowski** **for the period from January 1, 2004, till December 31, 2004;**
6. **Yannick Rouvrais** **for the period from January 1, 2004, till December 31, 2004;**
7. **Alain Billy** **for the period from January 1, 2004, till December 31, 2004.**

§ 2
The Resolution shall come into force upon its adoption.

Resolution No 6
concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2004.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2004:

1. Eli Alroy - for the period from January 1, 2004, till June 23, 2004,
2. Wojciech Ciesielski - for the period from January 1, 2004, till June 23, 2004,
3. Wanda Dutkowska - for the period from January 1, 2004, till June 23, 2004,
4. Andrzej Saja - for the period from January 1, 2004, till June 23, 2004,
5. Jean Philippe Savoye - for the period from January 1, 2004, till June 23, 2004,
6. Christopher Voutsinas - for the period from January 1, 2004, till July 13, 2004,
7. Sabina Czepielinda - for the period from January 1, 2004, up till December 31, 2004,
8. Michael Harvey - for the period from January 1, 2004, up till December 31, 2004,
9. Claude Moscheni - for the period from January 1, 2004, up till December 31, 2004,
10. Janusz Rożdżyński - for the period from January 1, 2004, up till December 31, 2004,
11. Erez Boniel - for the period from June 23, 2004, up till December 31, 2004,
12. Paweł Dębowski - for the period from June 23, 2004, up till December 31, 2004,
13. Michael Flaxman - for the period from June 23, 2004, up till December 31, 2004,

14. Christophe Guillemot - for the period from June 23, 2004, up till December 31, 2004,
15. Andrzej Przytuła - for the period from June 23, 2004, up till December 31, 2004,
16. Denys Sappey - for the period from August 3, 2004, up till December 31, 2004.

§ 2
The Resolution shall come into force upon its adoption.

Resolution No 7
concerning compliance by Orbis S.A. with principles of corporate governance laid down in the document "Best Practices in Public Companies in 2005".

Having familiarized itself with the position of the Management Board and the Supervisory Board of the Company, expressed amongst others in the Resolution No 14 of the Company's Management Board dated May 9, 2005, and Resolution No 30/VI/2005 of the Supervisory Board dated May 18, 2005, the Annual General Meeting of Shareholders decides to approve the declaration and the commentary of the Company as regards compliance with "Best Practices in Public Companies in 2005" containing principles of corporate governance for joint-stock companies which issue shares, convertible bonds and bonds with a priority warrant admitted for public trading on the official market, in the wording attached hereto, and recommends the Company's governing bodies to implement these principles to the extent determined in the said declaration.

Appendix to the Resolution No 7

of Annual General Meeting of "Orbis" S.A. Shareholders dated June 10, 2005.

	PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
GENERAL PRINCIPLES			
I	Objective of the Company The main objective of a company's authorities is to	YES	

	further the company's interests, i.e. to increase the value of the assets entrusted to them by the shareholders, taking into consideration the rights and interests of entities other than the shareholders that are involved in the functioning of the company, especially the company's creditors and employees		
II	Majority Rule and Protection of the Minority A joint-stock company is a capital venture, therefore it must respect the principle of capital majority rule and the primacy of majority over minority. A shareholder who contributes more capital also bears a greater economic risk. It is, therefore, justified that his interests be considered in proportion to the capital he contributes. The minority must have a guarantee that their rights will be properly protected within the limits set by the law and commercial integrity. When exercising his rights, a majority shareholder should take into account the interests of the minority	**YES**	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Meeting of Shareholders and three employees of the Company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to the principle of proportionality of profits and losses.*
III	Honest Intentions and No-Abuse of Rights The exercising of rights and reliance on legal institutions should be based on honest intentions (good faith) and cannot go beyond the purpose and economic reasons for which these institutions are established. No actions should be taken which, by exceeding the limits set, constitute an abuse of the law. The minority should be protected against any abuse of ownership rights by the majority and the interests of the majority should be protected against any abuse by the minority of its rights, thus ensuring the best possible protection of the equitable interests of the shareholders and other market participants.	**YES**	*The Company agrees with the wording of the thesis put forward in the Principle No III. However, the Company points out that the Principle No III may be interpreted as referring to the so-called concept of good law and assuming that the purpose and economic reasons of particular legal norms do not raise any doubts, from the point of view of their wording, and are reasonable. In the law-making practice, this postulate is not always adhered to and, consequently, impartial determination of framework, referred to in the Principle No III, is made more difficult.*
IV	Court Control The company's authorities and persons chairing the general meeting cannot decide on issues which should be resolved by a court judgment. This does not apply to activities which the company's authorities and persons chairing general meetings are authorized or obliged to undertake by force of law.	**YES**	*The Company declares compliance with the Principle No IV but is of the opinion that its wording may raise doubts as to the sphere of activities of the Company's governing bodies to which this Principle pertains. The Company assumes that the Principle No IV applies to the sphere of activities related directly to the organization and course of general meetings but this, however, has not been specified in*

			the wording of that Principle.
V	Independent Opinions Ordered by the Company When choosing an entity to provide expert services, particularly an auditor, financial and tax advisors or legal advisors, the company should examine whether there are any circumstances that would limit the entity's independence when performing the tasks entrusted.	**YES**	*The principles applied by the Company for the purpose of selecting an entity which is to provide expert services require specifically that these services are to be provided by entities having adequate professional skills that guarantee a qualified level of service in accordance with their best knowledge. Moreover, when selecting a licensed auditor and an auditor for special affairs, the Company complies with respective principles of corporate governance laid down in the detailed section of the "Best Practices in Public Companies 2005". The above procedure of action is applied also for the purpose of ensuring that expert services are provided in accordance with the binding provisions of the law that apply to the given category of experts and regulate inter alia their professional liability, and in line with the principles of professional ethics. Opinions or other services performed by an expert in keeping with these conditions are regarded by the Company as services meting the criteria of independence, i.e. performed in a professional and unbiased manner, with no conflict of interest on the part of the entity that provides the services.* *However, the Company would like to point out that the interpretation of the Principle V might suggest that independence of opinion or independence of action by entity providing expert services should be evaluated only by applying formal criteria, such as for instance no formal connections with specific entities, correspondingly to the Principle No 20 (independent supervisory board members) or compliance with principles governing replacement of an expert, as in the Principle No 42 (independent opinion of a licensed auditor). Such interpretation of Principle V seems unfounded. However, in the opinion of the Company, the content of the Principle V might be interpreted too widely and it is desirable to suggest*

			considering a change of Principle V by way of adding a more precise definition of what is to be understood as independence of opinions commissioned by the Company or independence of the entity that provides expert services.
BEST PRACTICES OF GENERAL MEETINGS			
1	A general meeting should take place in a location and at a time that allows the participation of as many shareholders as possible.	**YES**	*In adopting resolution on convening a general meeting, the Management Board of the Company is guided, first and foremost, by the provisions of the law and the Company's Statutes. The location and the time of a general meeting are determined by the Management Board in a reasonable manner, with account being taken of the hitherto practice in that respect, in particular shareholders' attendance as well as taking into account the postulate to ensure participation of members of the Management Board, the Supervisory Board and a licensed auditor at a general meeting. However, the Company points out that the wording of the Principle No 1 is hardly specified which leaves room for subjective assessment of compliance therewith.*
2	A request made by parties entitled to do so for a general meeting to be convened and for certain issues to be put on its agenda should be justified. Draft resolutions proposed for adoption by the general meeting and other key documents should be presented to the shareholders together with justification and a	**YES**	*The Company points out that the requirement to comply with the Principle No 2 as regards the obligation to justify the request to convene a general meeting does not ensue from the provisions of the law and, therefore, also in the event of absence of such a justification, the Management Board will be*

	supervisory board opinion before the general meeting to allow them time to review and evaluate the same.		*obligated to convene a general meeting upon request of a shareholder entitled to do so. In such a case, the Management Board of the Company will, however, request the shareholder making such a request to properly supplement the request and, having obtained the justification, will submit it to the general meeting. These remarks apply also to draft resolutions proposed by the shareholder requesting a general meeting to be convened.*
3	A general meeting convened on the shareholders' request should be held on the date given in the request and, if this date cannot be kept *(i.e. if there exist major impediments that prevent the meeting from being held on the requested date*), on the nearest date that would allow the general meeting to settle the issues on its agenda.	**YES**	*The Company points out that the Principle No 3 is initially addressed to shareholders of the Company making a request to convene a general meeting, who should act in good faith and in observance of the principles of corporate governance. Moreover, the Company points out that both a minority and a majority shareholder may avail himself of the above mentioned entitlement. Also, the notion of a major impediment that prevents the meeting to be held on the requested date has not been precisely defined. However, the Company will make every effort to comply with the Principle No 3.*
4	A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened on such a request can only be cancelled with the consent of the requesting parties. In all other instances, a general meeting can be cancelled if its holding is hindered (*force majeure*) or is obviously groundless. A meeting is called off in the same way as it is convened, limiting negative consequences for the company and its shareholders as far as possible and no later than three weeks before the original meeting date. A change in the date of a general meeting is made in the same way as a cancellation, even if the	**YES**	

	proposed agenda does not change.		
5	Before a shareholder's representative can participate in a general meeting, his right to act on the shareholder's behalf should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting conforms with the law and does not require any additional confirmations or acknowledgement unless the company's management board or the chairman of the general meeting has doubts about its authenticity or validity *prima facie* (when drawing up the list of attendance).	**YES**	*Prima facie evaluation of the document, referred to in the Principle No 5, is made by the chairman of the general meeting, who signs the attendance list. The Management Board, as the Company's governing body, does not make such an evaluation that would require the adoption of a relevant resolution. Nor is the Management Board authorized to make such an evaluation.*
6	The general meeting should have regular by-laws setting out in detail the principles on which meetings are conducted and resolutions adopted. The by-laws should, in particular, contain provisions on elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent change; it is advisable for any changes to enter into force as of the following general meeting.	**YES**	
7	The person opening the general meeting should immediately organize the election of the meeting chairman and should refrain from making any substantial or formal decisions.	**YES**	
8	The chairman of the general meeting ensures that the meeting is run efficiently and that the rights and interests of all the shareholders are observed. The chairman should, in particular, counteract any abuse of rights by meeting participants and should guarantee that the rights of minority shareholders are respected. The chairman should not, without good reason, resign from his function or delay signing the meeting minutes.	**YES**	*The Company points out that the use of the expression „good reason" in the wording of the Principle No 8 is not appropriate as it may also suggest reasons depending on the chairman of the general meeting. Such an understanding of the Principle No 8 might be in conflict with the Company's obligations to convey information.*
9	A general meeting should be attended by the members of both the supervisory board and the management	**NO**	*The new wording of the Principle No 9 is too far-reaching as compared to the hitherto practice of*

	board. The auditor should also be present at an annual general meeting and an extraordinary general meeting if the company's financial matters are to be discussed. The absence of a supervisory or management board member from the general meeting requires an explanation, which should be given at the meeting.		*the Company and requirements set forth by the Stock Exchange (according to the current interpretation of this principle, its aim is to ensure providing information to shareholders by selected persons, but it does not require presence of all the members of the Company's governing bodies). Citing an excuse for each and every absence of a Management Board member or a Supervisory Board member at a General Meeting is hardly practical and may disorganize the session of the General Meeting. One may infer that there would always be circumstances that would prevent the presence of a member of the Company's governing bodies at a General Meeting. Hence, compliance with the Principle No 9 in the wording derived from the "Best Practices 2005" implies the need to set up precise mechanisms of providing excuses for the absence of members of the Company's governing bodies and incorporating such mechanisms into internal regulations of the Company. It must be kept in mind that, regardless of the applied mechanism, enforcement of duties arising out of the content of the Principle No 9 may encounter difficulties since, as mentioned above, attendance at a General Meeting of Shareholders is, according to the Polish Commercial Companies and Partnerships' Code, a right rather than a duty of a member of the Company's governing bodies.*
10	Supervisory and management board members and the company's auditor should, within their powers and to the extent needed to settle issues discussed at the general meeting, provide meeting participants with explanations and information about the company.	**YES**	
11	All answers provided by the management board to questions posed by the general meeting should take into account the fact that a public company carries out its reporting obligations in the way stipulated in the Law on the Public Trading in Securities; certain information	**YES**	

	cannot be provided in any other way.		
12	Short breaks in the session which do not constitute an adjournment and are ordered by the chairman in justified cases cannot be aimed at hindering the exercising by the shareholders of their rights.	**YES**	
13	Voting on administrative issues may only concern issues related to the running of the meeting. Resolutions which may have an impact on the exercising by the shareholders of their rights cannot be voted on in this way.	**NO**	*Provisions of the Polish Commercial Companies and Partnerships' Code do not contain a precise definition of the notion of „procedural matters" (translator's note: "procedural matters" are referred to as "administrative issues" in the wording of the Principle no. 13) and Article 404 allows for the adoption of resolutions on procedural matters even if they were not included on the agenda. However, contents of the Principle No 13 restrict the catalogue of motions on procedural matters that may be submitted in the course of debates of the General Meeting. In the Company's opinion, in practice the emergence of a procedural (formal) matter that may go beyond the substantive scope of the Principle No 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the General Meeting By-Laws is of exemplary nature.*
14	A resolution not to consider an issue on the agenda may be adopted only if it is supported by sound reasons. Any motion in this respect should be accompanied by a detailed justification. A decision to remove an item from the agenda or not to consider an issue put on the agenda at a shareholder's request requires a general meeting resolution, once all the shareholders present who put the issue on the agenda have given their consent, supported by 75% of the votes present at the meeting.	**NO**	*Clauses of the General Meeting By-Laws provide that all the maters placed on the agenda should be discussed at the General Meeting.* *A resolution of the General Meeting of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.* *According to the Company, restraint upon the possibility to withdraw an item from the agenda or not to consider a matter placed on the agenda upon request of shareholders is too far-reaching.*

			There might be cases when the shareholder's motion to place a given matter on the agenda of a General Meeting is unjustified or the shareholder no longer supports this motion and discarding consideration of this motion is in the interests of the shareholders and of the Company. Therefore, it seems reasonable to leave this issue to be resolved according to general terms set forth in the Polish Commercial Companies and Partnerships' Code. Therefore, for reasons set out above, the Company cannot declare compliance with this part of the Principle No 14 in practice.
15	Any party objecting to a resolution must be given the opportunity to put forward concise reasons for its objections.	**YES**	
16	As the Code of Commercial Companies does not provide for court control in the event of a resolution not being adopted by the general meeting, the management board or the meeting chairman should form resolutions in such a way that anyone who does not agree with the merits of a decision being the subject of the resolution has the possibility of challenging the same, provided that he is entitled to do so.	**NO**	*The text of resolutions adopted by the General Meeting is decided upon by the Company's shareholders who have the right to submit amendments or present their own draft resolutions in the course of the discussion. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said principle. There exists a wide category of issues, where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases compliance with that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Meeting's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Commercial Companies and Partnerships' Code concerning the challenging of resolutions of the General Meeting are complete and properly*

			protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution. *It should be borne in mind that, in accordance with the provisions of the Polish Commercial Companies and Partnerships' Code, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant contents, formulated predominantly to enable the challenging of these resolutions, is doubtful.* *The above presented reasons substantiate the non-application by the Company of the Principle No 16.*
17	Written statements made by a participant at a general meeting are recorded in the minutes at the participant's request.	**YES**	
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The supervisory board submits a concise evaluation of the company's standing to the general meeting every year. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the contents before the annual general meeting.	**YES**	
19	A member of the supervisory board should have the relevant education, the appropriate professional and practical experience, be of high moral standing and be able to devote the time required to perform his supervisory board function properly. Supervisory board candidature should be announced and supported by	**NO**	*Candidate nominees to the Supervisory Board are put forward with a detailed justification in a manner ensuring their deliberate election at a General Meeting of Shareholders.* *However, it must be kept in mind that the Principle No 19 refers to notions which are imprecise and*

	reasons sufficiently detailed to enable an informed choice to be made		*vaguely formulated, and so allow quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *Three members of Orbis S.A. Supervisory Board are Company's employees elected on the basis of the provisions of the Act on Commercialization and Privatization of State-Owned Enterprises and the Company's Statutes.* *In case of Orbis S.A. Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and general vote. The result of the vote is binding upon the General Meeting.*
20	a) At least half the members of the supervisory board should be independent members, subject to point (d) below. Independent members of the supervisory board should not have relations with the company and its shareholders or employees which could significantly affect the independent member's ability to make impartial decisions. b) Detailed independence criteria should be laid down in the company's statutes. c) Without the consent of the majority of independent supervisory board members, no resolutions should be adopted on the following issues: • performances of any kind by the company and any entities associated with the company in favor of management board members; • consent to the execution by the company or a subsidiary of a key agreement with an entity associated with the company, a member of the	**NO**	*In accordance with the Orbis S.A. Statutes, the Supervisory Board consists of 10 members. The Statutes of the Company provide for the employees' right arising under the Act on Commercialization and Privatization of State-Owned Enterprises to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding upon the General Meeting of Shareholders. The remaining vacancies in the Supervisory Board are filled in the manner stipulated in the Company's Statutes and the Polish Commercial Companies and Partnerships' Code. The Statutes of Orbis S.A. do not specify any independency criteria for Supervisory Board members.* *Under the present circumstances, compliance by Orbis S.A. with the Principle No 20 is problematical. Despite a change in the wording, its implementation would still be difficult to reconcile with the principle of proportional protection of interest of Orbis S.A. individual shareholders. Orbis S.A. declared application of numerous principles of corporate*

	supervisory board or management board, or with their associated entities; and • appointment of an auditor to audit the company's financial statements. (d) In companies where one shareholder holds a block of shares carrying over 50% of all voting rights, the supervisory board should consist of at least two independent members, including an independent chairman of the audit committee, should such a committee be set up.		*governance which ensure a professional and unbiased functioning of the Supervisory Board.*
21	A supervisory board member should, above all, keep the company's interests in mind.	**YES**	
22	Supervisory board members should take the relevant action to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on any risks related to the business and ways of managing such risks.	**YES**	*In principle, the wording of the Principle No 22 reiterates the provisions of the Polish Commercial Companies and Partnerships' Code in accordance with which the Supervisory Board exercises supervision over the Company's operations in all the areas of its activities. It should also be pointed that – as a principle – the Supervisory Board performs its duties collectively. Therefore, the wording of the Principle No 22 is not completely clear.*
23	A supervisory board member should inform the other members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on any resolution on the issue in respect of which the conflict of interest has arisen.	**NO**	*The text of the Principle No 23 does not define the notion of „conflict of interest". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a conflict may result. The Company is of the opinion that in the case where at least one of the shareholders holds a major block of shares and there are members of the Supervisory Board who*

			are related to that shareholder, the conflict of interest of a corporate nature arising out of that type of relations is of an immanent nature. The same applies in the case of Orbis S.A. The existence of that type of conflict of interest cannot, however, lead to non-participation of persons related to such shareholder in the works of the Supervisory Board. *The Principle No 23 is adhered to in the Company in respect of conflict of interest of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for reasons stated above.*
24	Information on a supervisory board member's personal, actual and organizational connections with a given shareholder, particularly with the majority shareholder, should be made publicly available. The company should have a procedure in place for obtaining such information from supervisory board members and for making it publicly available.	**NO**	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing public trading in securities. Conveying information, as recommended in the Principle No 24 is not – in the opinion of the Company – possible due to a too general and imprecise wording concerning the relation between the member of the Supervisory Board and a shareholder.*
25	Supervisory board meetings should be accessible and open to management board members, save for issues which directly concern the management board or its members, especially the removal, liability and remuneration (of management board members).	**YES**	
26	A supervisory board member should make it possible for the management board to present publicly and in an appropriate manner information on the transfer or acquisition of shares in the company or in its dominant company or subsidiary and of transactions with such companies, provided that such information is relevant to his financial standing.	**NO**	*Provisions of the Regulation of Council of Ministers on Reporting Obligations of Companies precisely specify reporting obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, an imprecise and vaguely defined expression was applied in the Principle No 26 (the relevance of the transaction for the financial standing of a member of the*

			Supervisory Board), which allows for quite a broad and free interpretation. The application of this principle in practice and its implementation in the Company's internal regulation is, for the above reasons, to a large extent rendered difficult.
27	Supervisory board members' remuneration should be set on the basis of a set of transparent procedures and rules. The remuneration should be fair but should not constitute a significant cost item in the company's business or have a material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the management board. The total amount of all supervisory board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it.	**NO**	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Meeting.* *According to the assessment of the Company's Management Board, the Principle No 27 refers to notions which are imprecise and vaguely formulated, which allows for quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *The amount of aggregate as well as individual remuneration of all the Board members is disclosed in the annual report in accordance with the applicable legal regulations.*
28	The supervisory board should operate in accordance with its by-laws, which should be publicly available. The by-laws should stipulate that at least two committees should be set up: - audit, and - remuneration. The remuneration committee should consist of at least two independent members and at least one person possessing the relevant qualifications and experience in accounting and finance. The committee's tasks should be specified in the board by-laws. The committees should present reports on their activities to the supervisory board every year. The company should then make these reports available to its shareholders.	**NO**	*The Supervisory Board of the Company operates on the basis of the By-Laws adopted by itself, the contents of which are available to the public. As the Company cannot declare compliance with the Principle No 20, it is difficult to declare compliance with the Principle No 28. The Supervisory Board By-laws do not presently provide for the election of standing committees within the Supervisory Board.*
29	The agenda of a supervisory board meeting should not be amended or supplemented during the meeting to	**NO**	*Rules concerning fixing of the agenda for Supervisory Board meetings are defined in the Supervisory Board*

	which it relates. This requirement does not apply if all the supervisory board members are present and agree to the amendment or supplementation, and if certain actions have to be taken by the supervisory board to protect the company against damage and in the case of a resolution assessing whether there is a conflict of interests between a supervisory board member and the company.		*By-Laws. Accordingly, invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten this time limit. This principle may be deviated from if all members of the Supervisory Board are present at the meeting and grant their consent for the adoption of important resolutions. In the Company's opinion, the term referring to the lack of the possibility to "amend" the agenda may also be interpreted as lack of opportunity to give up consideration of a particular item on the agenda which, in certain cases, could hamper the functioning of the Supervisory Board.* *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of contents of the Principle No 29.*
30	A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit detailed reports on the performance of his task to the supervisory board.	**NO**	*Supervisory tasks performed by a member of the Supervisory Board, referred to in the Principle No 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Polish Commercial Companies and Partnerships' Code empower particularly the member of the Supervisory Board delegated to exercise permanent supervision to participate in meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in the Principle No 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with provisions of the Polish Commercial Companies and Partnerships' Code, such an assessment may be made exclusively by shareholders who have designated*

			that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "detailed nature" of reports should be understood. *Consequently, the application of that principle may lead to doubts as to the scope of responsibilities of a delegated person and the manner of exercising the supervision.*
31	A supervisory board member should not resign from his function during his term of office if this would make it impossible for the board to function, particularly if it could hinder the timely adoption of an important resolution.	**YES**	
	<u>BEST PRACTICES OF MANAGEMENT BOARDS</u>		
32	With the company's interests in mind, the management board sets out the strategy and the main objects of the company's operations and submits them to the supervisory board. The management board is responsible for implementation and performance. The management board sees that the company's management system is transparent and effective and that its business is conducted in accordance with legal regulations and best practice.	**YES**	
33	When making decisions on corporate issues, management board members should act within the limits of justified business risk, i.e. after considering all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. When determining the company's	**YES**	

	interests, the long-term interests of the company's shareholders, creditors and employees should be kept in mind, as well as those of other entities and persons cooperating with the company, also the interests of the local community.		
34	In transactions with shareholders and other persons whose interests affect those of the company, the management board should act with the utmost care to ensure that the transactions are carried out at arm's length.	**YES**	*The application of this principle concerns transactions with shareholders who have disclosed the fact that they are holding the Company's shares as at the date of execution of the transaction. For the Management Board of the Company, information made public in a manner prescribed by the provisions of the law represents the basic source of knowledge in that respect.*
35	A management board member should always be loyal to the company and avoid actions which could lead to the advancement of his own material interests only. If a management board member receives information about the opportunity to make an investment or another advantageous transaction relating to the company's objects, he should put this information immediately before the management board to be reviewed in terms of the company taking advantage of it. Such information may only be used by a management board member or passed on to a third party with the consent of the management board and only if it does not infringe on the company's interests.	**YES**	*The Company points out that violation of the wording of the Principle No 35 is not only reprehensible from the point of view of corporate ethic but breaches upon legal norms as well.*
36	A management board member should treat his shares in the company and its dominant companies and subsidiaries as a long-term investment.	**YES**	
37	Management board members should inform the supervisory board whenever a conflict of interests arises, or if there is a risk of a conflict of interests arising in connection with the function performed.	**YES**	

38	The remuneration of management board members should be set on the basis of transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to business results, and be related to the scope of liability in a given function, taking into account the level of remuneration of members of management boards in similar companies on a similar market.	**YES**	
39	The total amount of all management board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it. If the amount of the remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	**NO**	*It must be mentioned that section of the Principle No 39 relating to disclosure of the value of individual remunerations complies with the provisions contained in the Regulation of the Council of Ministers dated March 21, 2005, concerning Periodical and Current Information to be Disclosed by Securities' Issuers.* *In accordance with § 102 section 6 point 16) of the said regulation, in the case of securities' issuers who pursue a business in the field of manufacturing, construction, commerce or provide services, their annual report should contain information concerning the value of remunerations, awards or benefits … (in cash, in-kind or in any other form), paid out, due to be paid, or potentially due, separately in respect of each of persons managing or supervising the issuer in the company of the issuer, regardless of whether they have been charged to costs or resulted from distribution of profits. If the issuer is a controlling ("dominant") company or a major investor, the information concerning the value of remuneration or awards received as a result of performing functions in the governing bodies of subsidiaries must be stated separately. The duty to*

			disclose information about the value of remuneration is considered fulfilled, if this information is specified in the financial statements. In such case, the annual report should contain a reference to an exact location of this information in the financial statements. *The Principle No 39 additionally requires publishing an explanation, if amounts of remuneration paid to individual members of the Management Board differ significantly. It must be emphasized that the wording "significantly" may give rise to doubt and cause difficulties in its interpretation in practice.* *The remaining duties arising from the wording of the Principle No 39 may also give rise to doubt, particularly the information on procedures and principles according to which the remuneration of Management Board members is being determined, since disclosure of such information may too deeply intrude upon the organizational structure of the Company.* *To conclude, it seems that the duties arising from the above-mentioned Regulation issued by the Council of Ministers provide a sufficient information for investors as regards the value of the Management Board's remuneration.*
40	The management board should lay down in the by-laws principles and procedures for operating and allocating powers. These principles should be clear and generally available.	**YES**	
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		

41	When selecting an auditor, the company should ensure that he will perform the tasks entrusted to him independently.	**YES**	*The Company applies a general procedure aimed at ensuring independence of external entities performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor files a declaration that it complies with the statutory criteria of impartiality and independence prior to commencing the audit of the Company's financial statements and after the end of such an audit.*
42	In order to ensure an independent opinion, the company should change its auditor once every five years at the least. The change of auditor should also be understood as a change in the individual carrying out the audit. Additionally, over a long period of time the company should not use the services of the same auditing entity.	**YES**	*The Management Board declares to adhere to this principle The Principle No 42 is followed in practice in the Company.*
43	The auditor should be selected by the supervisory board on the recommendation of the audit committee, or by the general meeting on the recommendation of the supervisory board containing the audit committee recommendation. If an auditor other than the one recommended by the audit committee is chosen by either the board or the general meeting, detailed reasons should be given. Information on the selection of an auditing entity together with the relevant justification should be disclosed in the annual report.	**NO**	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor. Since the Company has not declared to apply the Principle No 20, the Company cannot formally declare compliance with this principle.*
44	The current auditor or the auditor auditing the annual accounts of the company or its subsidiaries in the period under examination cannot act as a special purpose auditor for the same company.	**YES**	*The Management Board of the Company has declared compliance with this principle. Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not at the same time provide other services to the Company, unless a proper governing body of the Company grants its consent.*

45	A company should acquire its own shares in such a way that no group of shareholders is privileged.	**YES**	
46	The company's statutes, its basic internal regulations, information and documents related to general meetings, and its financial statements should be made available in the company's registered office and on its website.	**YES**	
47	A company should have appropriate media relations procedures and regulations and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with legal regulations and to safeguard its interests, make information on its current operations and business standing available to media representatives and allow them to attend general meetings.	**YES**	
48	In its annual report, a company should include a statement to the effect that corporate governance standards are applied. Any departure from these standards should also be publicly explained.	**YES**	*The application of the Principle No 48 may in practice be difficult as the date of submitting the annual report is prescribed by the regulations governing public trading in securities and is dependent upon the receipt of an opinion issued by an entity authorized to audit the financial statements by the Company. It should, on the other hand, be pointed out that the filing of a declaration is connected with a necessity to follow corporate procedures applicable in the Company that may come to an end by July1 of a given year. In the light of the above, the final wording of the annual declaration of the Company concerning the compliance with principles of corporate governance may be presented in a current report.*

Resolution No 8
concerning amending the By-Laws of the General Meeting of Shareholders.

Acting pursuant to § 28 section 2 of Orbis S.A. Statutes, the General Meeting of Orbis S.A. Shareholders hereby approves the amendments to the By-Laws of the General Meeting of Shareholders and adopts the consolidated text of the By-Laws incorporating these amendments, attached hereto.

Appendix to the Resolution No 8
Annual General Meeting of Shareholders of "Orbis" S.A.
dated June 10, 2005.

BYE-LAWS OF A GENERAL MEETING OF SHAREHOLDERS

I. Principles of Registering Persons Authorized to Participate in General Meeting of Shareholders.

§ 1

The following persons may participate in and exercise their voting rights during General Meeting of Shareholders:
a) holders of registered shares, provided that they have been registered in the Company's share register at least a week prior to the date of the General Meeting,
b) holders of bearer shares who have delivered to the Company's headquarters share deposit certificates issued to their name by a brokerage house or a bank keeping the securities account, specifying the number of shares held and declaring that the said shares have been blocked on the account until the closing of the General Meeting.

§ 2

1. Shareholder who is a natural person may participate in the General Meeting of Shareholders and exercise his voting rights either personally or through a proxy.
2. Shareholder who is a corporate body or an organizational unit without a legal personality may participate in the General Meeting of Shareholders and exercise voting rights either through a person authorized to make statements of intention on its behalf or through a proxy.

3. The proxy should be drawn in writing under the sanction of nullity, duly paid and appended to the minutes of the General Meeting. The proxy should be signed by persons authorized to represent the given shareholder in accordance with an except of the proper register or, in case of non-existence of such a register – in accordance with another document specifying persons authorized to represent such a shareholder.
4. A Management Board member or another employee of the Company may not act as a proxy for a shareholder.
5. The provisions of these Rules relating to a shareholder shall apply to its proxy or to another representative.

§ 3

1. The list of attendance at the General Meeting of Shareholders shall contain a list of shareholders – participants at the General Meeting, the number of shares each participant represents and number of votes carried by them.
2. The list of attendance shall be prepared by persons appointed by the Company's Management Board who, when registering a given person on the list, should:
   a) check whether the shareholder is authorized to participate in the General Meeting of Shareholders,
   b) verify the identity of the shareholder on the basis of his personal identity card or another document,
   c) check whether the proxy has been properly executed,
   d) ensure that the shareholder signs the list of attendance,
   e) give to a shareholder a proper magnetic card or another document for voting.

3) Appeals concerning authorization to participate in the General Meeting of Shareholders shall be addressed to the Chairman of the General Meeting of Shareholders, whose decision on this matter is final. Before the election of the Chairman of the General Meeting of Shareholders, appeals concerning authorization to participate in the General Meeting of Shareholders shall be addressed to be resolved by the General Meeting of Shareholders itself.

II. Opening of the General Meeting of Shareholders and Election of its Chairman.

§ 4

1. General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person appointed by the Chairman of the Supervisory Board. In the absence of said persons, the President of the Management Board or a person appointed by the Management Board shall open the General Meeting.

§ 5

1. After opening of the session, the General Meeting of Shareholders shall elect the Chairman of the General Meeting from amongst persons authorized to participate in the General Meeting.
2. The Chairman of the Supervisory Board or another person who opens the General Meeting shall putt off any other substantive or formal decisions and shall procure an immediate election of the Chairman of the General Meeting of Shareholders.

§ 6

1. Each shareholder may put forward a candidate for the position of a Chairman. The candidates shall be entered into a list after having declared that they agree to stand as candidates for election. The list of candidates shall be prepared and announced by the person who opens the General Meeting of Shareholders. At the moment the list is read out, it shall be deemed closed.
2. The Chairman shall be elected by way of separate voting for each candidate in an alphabetical order.
3. The person opening the General Meeting of Shareholders shall ensure a proper conduct of the voting and shall announce the results thereof.
4. The person who collected the largest number of votes from amongst all candidates who stood for elections shall become the Chairman of the General Meeting. Should several candidates collect an equal number of votes, the voting shall be conducted again.

§ 7

1. Immediately after his election, the Chairman of the General Meeting of Shareholders shall sign the list of attendance and confirm whether the General Meeting has been properly convened and that it is capable of adopting resolutions.
2. Upon request of shareholders holding at least one-tenth of the initial capital represented at the General Meeting, the list of attendance shall be verified by a committee elected for this purpose, composed of at least three members. The persons making the request are entitled to elect one member of the committee.
3. The provisions of § 19 hereof shall apply correspondingly to election of the committee.

§ 8

1. The list of attendance signed by the Chairman of the General Meeting of Shareholders shall be put on view during the session of the General Meeting.
2. Persons who prepare the list of attendance are obligated to keep monitoring and updating therein the changes in the composition of the General Meeting participants as well as to record the time at which the said changes occurred.
3. A shareholder leaving the room during the course of the session and returning thereto shall notify the persons drafting the list of attendance.

§ 9

1. Upon request of shareholders, the Chairman of the General Meeting of Shareholders shall order the elections of the ballot-counting committee.
2. The ballot-counting committee shall be composed of three members elected by the General Meeting of Shareholders from amongst persons authorized to participate in the said Meeting.
3. Each shareholder may put forward one candidate.
4. The provisions of § 19 hereof shall apply correspondingly to election of the ballot-counting committee.
5. The ballot-counting committee shall elect its Chairman and its Secretary from amongst its members.

§ 10

1. The ballot-counting committee shall ensure a proper conduct of the voting, supervise the computer-backed service of the voting, check and determine the result of the voting and inform the Chairman of the General Meeting of Shareholders thereof, as well as performs other tasks related to the voting procedures.
2. Documents containing the results of the voting shall be signed by all members of the ballot-counting committee and the Chairman of the General Meeting of Shareholders.
3. The documents referred to in section 2 shall be kept in the Company together with the minutes of the General Meeting of Shareholders.

III. The Principles of Conducting the Sessions and Order-Imposing Powers of the Chairman of a General Meeting of Shareholders.

§ 11

1. The Chairman of a General Meeting of Shareholders shall preside over the conduct of the session and shall ensure compliance with the provisions of these Bye-Laws and the agenda.
2. The powers of the Chairman of a General Meeting of Shareholders shall include, in particular:
   a) giving the floor or directing the speaker to discontinue,
   b) giving brief order-imposing directions,
   c) ordering short breaks in the session,
   d) ordering voting and ensuring a proper conduct thereof,

e) signing documents containing the results of the voting,
f) resolving uncertainties related to the Bye-Laws.

3. Subject to provisions of § 3 section 3, a shareholder may file with the General Meeting of Shareholders an objection against the decision of the Chairman of the General Meeting. The General Meeting of Shareholders shall finally resolve that the decision of the Chairman be upheld or reversed.

§ 12

1. The Chairman of the General Meeting of Shareholders shall ensure an efficient conduct of the meeting and observance of the rights and interests of all the shareholders.
2. The Chairman of the General Meeting of Shareholders shall counteract in particular the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected.
3. The Chairman of the General Meeting of Shareholders should not, without a sound reason, resign from his function or put off the signing of the minutes of the General Meeting of Shareholders.

§ 13

1. In justified cases, the Chairman of the General Meeting of Shareholders may order a short break in the session of the General Meeting of Shareholders, unless an objection has been voiced by a shareholder.
2. A short break in the session shall mean a break lasting not longer than 30 minutes ordered for procedural or technical reasons related to the agenda of the General Meeting of Shareholders, justified, amongst others, by the need to formulate a motion, drafting the final version of the content of a resolution to be adopted, formulating the wording of an amendment to a resolution, availing of the assistance of the Company's legal counselor or copying materials for shareholders.
3. Short breaks in sessions may not deter shareholders from executing their rights.
4. In case there is a need to announce a break other than that mentioned in section 2, filing an objection by a shareholder against announcement of a short break in a session or a need to prolong a short break, the decision thereon shall be made by the General Meeting.

IV. Principles of Adopting Resolutions, Including Resolutions Concerning Elections.

§ 14

1. The Chairman of the General Meeting of Shareholders should enable each shareholder to voice his opinion on matters included on the agenda, according to the order of requests.
2. The Chairman of the General Meeting of Shareholders may give the floor to members of the Supervisory Board and of the Management Board, to the speaker presenting a given issue and to invited guests irrespective of whether it is their turn.
3. Debate may be held after presentation of a single item of the agenda or jointly, following the presentation of several items. The decision thereon shall be made by the Chairman of the General Meeting.
4. After closing the debate on each item on the agenda, prior to voting, the Chairman of the General Meeting shall announce the conclusions that have been arrived at and shall determine the order of voting. Voting shall take place according to the order of putting forward motions, unless the General Meeting decides otherwise.

§ 15

1. The Chairman of the General Meeting may give the floor irrespective of the order of speakers when the issue concerns formal matters.
2. Motions on formal matters shall include motions concerning the procedure of conducting the General Meeting, in particular concerning:
   a) restraining, postponement or closing the debate,
   b) closing the list of speakers,
   c) manner of conducting the session of the General Meeting,
   d) ordering a break in the session,
   e) sequence of adopting resolutions,
   f) vote without debate.

§ 16

1. Unless the provisions of the Commercial Companies and Partnerships' Code or the Company's Statutes provide otherwise, resolutions of the General Meeting of Shareholders shall be passed by a simple majority of votes cast in favor of the resolution.
2. The resolution is deemed to be adopted, if the number of votes cast in favor of a resolution is greater than the number of votes cast against the resolution. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

§ 17

1. Subject to provision of section 2, the voting shall be open.
2. Secret ballot shall be ordered on:
   a) elections and on motions for recalling members of the company's governing bodies and liquidators,
   b) motions concerning answerability of members of the company's governing bodies and liquidators,
   c) personal matters,
   d) upon request of even a single shareholder present or represented at the General Meeting.
3. The General Meeting of Shareholders may adopt a resolution concerning waiving the secrecy of voting on matters concerned with electing a committee appointed by the General Meeting of Shareholders.
4. Open voting and secret ballot may be conducted with the use of electronic devices, in a manner specified in the instruction presented by an employee of the company which provides technical services for the General Meeting.
5. During voting, the Chairman of the General Meeting of Shareholders shall first call upon persons voting in favor of the motion to cast their votes, then the Chairman shall request persons voting against to cast their votes, and finally those who abstain from voting.

§ 18

A shareholder may not, either personally or by proxy or as another person's proxy, vote on resolutions concerning his accountability towards the Company on whatever account, including on granting a vote of acceptance to the Company's governing bodies, release from an obligation towards the Company, or a dispute between him and the Company.

§ 19

1. Voting on elections to the Supervisory Board shall be ordered separately for each of the candidates standing for elections, in an alphabetical order.
2. Prior to voting on his election, a candidate should give his consent to stand for election, either in writing or orally.
3. The list of candidates shall be drawn and announced by the Chairman of the General Meeting of Shareholders. At the moment the list is announced, it shall be considered closed.
4. Candidates for whom the largest number of votes has been cast shall be successively appointed for vacancies to be filled.
5. If an equal number of votes have been cast for the candidates or if not all the vacancies have been filled, the Chairman of the General Meeting of Shareholders shall order a supplementary vote relating to, in the first case, those candidates for whom an equal number of votes has been cast and, in the latter case, the remaining candidates who did not receive the required number of votes.

§ 20

1. If a motion referred to in Article 385 § 3 of the Commercial Companies' Code has been tabled, the election of the Supervisory Board shall take place by way of separate voting groups pursuant to provisions of § 21 – § 25 hereof.
2. The procedure specified in section 1 shall not apply to members of the Supervisory Board elected pursuant to provisions of § 16 section 3 of the Company's Statutes by the employees of the Company.

§ 21

1. The Chairman of the General Meeting of Shareholders shall announce the number of shares represented at the General Meeting and shall then conclude how many shares are needed to be entitled to elect one member of the Supervisory Board.
2. The Chairman General Meeting shall request the participants of the General Meeting to form groups required for voting by separate groups.
3. Persons casting votes in a single group vote shall not participate in the elections of Supervisory Board members by other voting groups nor shall they be allowed to participate in the voting conducted pursuant to § 25 hereof.

§ 22

1. One member of the Supervisory Board may be elected by a separate group composed of participants of the General Meeting holding at least the number of shares obtained by dividing the total number of shares represented at the General Meeting by the number of the Supervisory Board members determined to be elected; whereas no fraction parts of shares are allowed.
2. A group may elect more than one member of the Supervisory Board, provided that it has gathered a respective multiple of the number of shares required to elect one member of the Supervisory Board.

§ 23

1. A group of General Meeting participants shall be formed at the time of drawing the list of shareholders who constitute such a group and delivery of this list to the Chairman of the General Meeting. The list shall contain name and surname of the shareholder, his business name, the number of shares represented by each shareholder and signatures of all the participants of a group.
2. The Chairman shall designate groups by successive numbers or letters according to the sequence of registering the group.

3. Having collected the lists from all the groups participating in voting groups and signing thereof, the Chairman of the General Meeting shall declare each group's entitlement to elect a specified number of Supervisory Board members and shall then order voting by separate groups.

§ 24

1. Participants of each group have the right to put forward their candidates for members of the Supervisory Board in their group.
2. Candidates for members shall be put forward orally in alphabetical order.
3. Candidates shall give their consent to stand for election, either by way of a written or oral statement.
4. The provisions of § 19 hereof shall apply accordingly.

§ 25

1. If groups formed for the purpose of electing members of the Supervisory Board do not elect the Supervisory Board members in a number determined by the General Meeting of Shareholders, then the vacancies which remained after this type of voting shall be filled by votes cast by those participants of the General Meeting of Shareholders who did not form a separate voting group in order to elect members of the Supervisory Board.
2. Elections referred to in section 1 shall be conducted on general terms. The provisions of § 19 hereof shall apply accordingly.

§ 26

1. The Chairman of the General Meeting shall enable to each shareholder who voted against a resolution to make an objection and to provide a concise reason for the said objection.
2. A resolution of the General Meeting of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.

§ 27

The Chairman closes the General Meeting of Shareholders after having exhausted all the items on the agenda.

§ 28

1. The minutes of the General Meeting of Shareholders are prepared by a notary.
2. The minutes should in particular specify the number of votes cast in favor of passing a given resolution and against its adoption as well as the number of abstaining votes.
3. Upon shareholder's request, the Chairman of the General Meeting shall enable a written statement of this shareholder to be included in the minutes of the Meeting.

V. Third Party Participation in the General Meeting of Shareholders

§ 29

1. Apart from shareholders and their proxies, the following entities have the right to participate in the General Meeting of Shareholders: members of the Company's Supervisory Board and of the Management Board, authorized representative of the Securities and Exchanges' Commission.
2. The following entities may participate in the General Meeting of Shareholders: employees of the Company authorized by the Management Board whose participation is necessary due to the scope of matters discussed at the General Meeting, persons providing technical backup and organizational service to the General Meeting, as well as other invited entities, in particular advisers, representatives of the auditor in charge of auditing the Company's financial statements.
3. Subject to section 4, the session of the General Meeting of Shareholders may be attended by representatives of the media.
4. Upon request of even a single shareholder, the General Meeting of Shareholders may decide that the session of the General Meeting of Shareholders or a specified part thereof shall be conducted in the absence of media representatives. The request to this effect shall be filed along with a short justification thereof.

VI. Amendments to the General Meeting of Shareholders Bye-Laws and Miscellaneous Provisions

§ 30

1. The Bye-Laws of the General Meeting of Shareholders shall come into force at the moment of opening the session of the next General Meeting of Shareholders after its adoption.
2. All and any amendments to the Bye-Laws of the General Meeting of Shareholders shall be binding as from the next General Meeting of Shareholders which passed the amendments of the Bye-Laws.

§ 31

The provisions of the Commercial Companies' Code and the Company's Statutes shall apply to matters not regulated here

Resolution No 9

concerning preparation, beginning as of January 1, 2005, of corporate and consolidated financial statements by Orbis S.A. subsidiaries which are being consolidated in accordance with the International Accounting Standards.

Acting pursuant to Article 45 section 1c and Article 55 section 6d of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694) and § 29 section 1 point 1 of Orbis S.A. Statutes, the Annual General Meeting of Shareholders hereby resolves as follows:

§ 1

Financial statements of Orbis S.A. subsidiaries which are being consolidated shall be prepared in accordance with the International Accounting Standards beginning from January 1, 2005.

§ 2

The Resolution shall come into force upon its adoption.

Current Report no 25/2005

On June 10, 2005, the Orbis S.A. Supervisory Board appointed the following persons as members of Orbis S.A. Management Board for the 6th tenure of the Board:

I. Mr. Jean-Philippe Savoye as President of the Management Board,
II. Mr. Krzysztof Gerula as Vice-President of the Management Board,
III. Mr. Ireneusz Węgłowski as Vice-President of the Management Board,
IV. Mr. Andrzej Szułdrzyński as Vice-President of the Management Board,
V. Mr. Yannick Rouvrais as Member of the Management Board,
VI. Mrs. Yolanta Wojciechowska de Cacqueray as Member of the Management Board.

The persons listed under points I-V held the same positions during the 5th tenure of the Management Board of "Orbis" S.A.


SEC MAIL
RECEIVED
PROCESSING
JUN 2 3 2005
SECTION

Re.: point I.
1) Appointment date of the managing person:
June 10, 2005

2) Name and family name of the appointed managing person:
Jean-Philippe Savoye

3) Position of the managing person in the issuer's company:
President of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Education:
- Graduate of "Institut Superieur de Commerce" in Paris, France;
- Diplomma of Finance Faculty at the Institute of Political Sciences in Paris, France,
-MBA degree from the I.A.E. Sorbonne in Paris, France,
and a wide-ranging experience in hotel management; both in operational matters (managed several hotel networks in various parts of the world) as well as in finance.

Professional carrier:
1998-2004: President of Accor Poland Sp. z o.o. responsible for Accor's hotel business and development of the Accor Group in Poland and in the Baltic states.
1996-1997: Managing Director of Accor Business & Leisure Hotels in Central and Eastern Europe.
1992-1995: President of the Management Board and Managing Director of SAHT, a network of conventional hotels located in the Paris region belonging to the Accor Group.
1985-1991: President of the Management Board, Managing Director of J. Papet S.A., one of central supplies' units belonging to the Accor Group specializing in food and beverage.
1977-1985: Managing Director of hotel projects and companies belonging to the Accor Group in Central and Western Africa.

Mr. Jean-Philippe Savoye joined the Accor Group in 1975 as a General Director of Novotel SIEH (former name of the Accor Group) in Tunis.

Mr. Jean-Philippe Savoye was a member of Management Boards of the following companies:
-Accor Polska Sp. z o. o.
-Hotel Muranowska Sp. z o. o.
-Societe d'Exploitation Hotek Polska Sp. z o. o.
Mr. Jean-Philippe Savoye resigned from the above-mentioned positions and the resignation came into force on the date of coming into effect of his nomination to the position of President of the Management Board of "Orbis" S.A.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Not applicable

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

Mr. Jean-Philippe Savoye has no record in the Insolvent Debtor Register kept in accordance of the Law on National Court Register.

Re.: point II.

1) Appointment date of the managing person:
June 10, 2005.

2) Name and family name of the appointed managing person:
Krzysztof Gerula

3) Position of the managing person in the issuer's company:
Vice-President of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Master of Economics degree, graduate of the Economics Academy in Cracov, Faculty of Production and Trade.

Consultant and expert on international tourism. Mr. Gerula participated in numerous local and international courses related to marketing, tourism, hotel industry and air-transport.

Speaks: English, French, Russian, German.

Employed in the Warsaw headquarters of „Almatur" Travel and Tourism Office of the Polish Students' Association in a department dealing with international tourism. From 1970 up till 1972, Vice-Director of Foreign Affairs.

In 1972, Mr. Gerula became director of Operation and Trade Department at the Orbis Travel Agency.
From 1978 to 1984, Mr. Gerula was director of the Orbis Information Center in France.
In 1984 appointed Vice-Director of the State-Owned Enterprise „Orbis". From 1991, Vice President of „Orbis" S.A. Management Board.

5) Other business activities outside the Issuer's company with an estimation if the activities constitute a competition and indication if the person is a partner in a competing company as a partner in a civil partnership, private partnership or as a member of a governing body of a capital company or is involved in any other competing legal entity as a member of its governing body:

Chairman of the Supervisory Board of the following companies:
PBP "Orbis" Sp. z o.o.
Hekon – Hotele Ekonomiczne S.A.
Member of the Management Board of Orbis Kontrakty Sp. z o.o.
Member of the Tourism Council at the Ministry of Economy and Labor
President of the Council of the Polish Tourism Organization
Lecturer at Higher Tourism and Hotel School in Warsaw
Member of the Program Council of "Nowe Życie Gospodarcze"
The above functions are non-competitive to „Orbis" S.A. operations.

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

No entry.

Re.: point III.

1) Appointment date of the managing person:
June 10, 2005.

2) Name and family name of the appointed managing person:
Ireneusz Węgłowski

3) Position of the managing person in the issuer's company:
Vice-President of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Master of Economics degree. Graduate of the Warsaw School of Economics majoring in economics and organization of hotel enterprises.
Participated in numerous courses, training programs and conferences on the subject of hotel investment & methods of their financing as well as world-wide hotel industry development trends.
In 1994, implemented a hotel investment program in the School of Hotel Administration at Cornell University, United States.
Speaks English fluently.

From 1979 employed in hotels of the Warsaw Tourism Enterprise „Syrena". Occupied several operational posts.
In 1987 appointed director of Polonia-Metropol hotels in Warsaw. In July 1991 employed as Director of Operations at „Orbis" S.A. From October 1991, Vice-President of „Orbis" S.A. Management Board, in recent years in charge of development policy and hotel modernization.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Chairman of the Supervisory Board of:
Przedsiębiorstwo Hotelowe MAJEWICZ -Sp. z o.o. (a limited liability company in which „Orbis" S.A. holds 49% of shares).
Orbis CASINO Sp z o.o. (a limited liability company in which „Orbis" S.A. holds 33.33% of shares).
Lectures at the Higher Tourism and Hotel School in Warsaw.
Founder member and a secretary of Tourism Manager Club Association in Warsaw, which groups the heads of companies and organizations of the tourism sector in Warsaw.
The above functions are non-competitive to „Orbis" S.A. operations.

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

No entry

Re.: point IV.

1) Appointment date of the managing person:
June 10, 2005.

2) Name and family name of the appointed managing person:
Andrzej Szułdrzyński

3) Position of the managing person in the issuer's company:
Vice-President of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Master of Economics degree, graduate of the Internal Trade Faculty at the Central School of Planning and Statistics in Warsaw.
Participated in a number of special courses organized by Polish and foreign financial institutions dedicated to educating financial directors. During his work in London, Rome and Vienna he acquired sophisticated knowledge, required for managing foreign companies.
He speaks: English, Russian and Italian.

In 1965	Employed in „Almatur" Travel and Tourism Office of the Polish Students' Association, initially as deputy of the chief accountant in Almatur Office in Cracov.
1967-1969	Chief Accountant in the Warsaw headquarters of Almatur.
1969 – 1974	Deputy Director of Economic Affairs in Almatur.
In 1974	Appointed Vice-Director for Economic and Technical Affairs in the Polish Travel Office „Orbis".
1982	Following „Orbis" reorganization, appointed the General Director of the State-Owned Enterprise „Orbis".
1987-1993	Director of the Orbis Information Center in Rome, except for the period from January 1991- January 1992, when Mr. Szułdrzyński performed the role of a Vice-President in the first Management Board of „Orbis" S.A.
From 1993	Vice-President of „Orbis" S.A. Management Board.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Chairman of the Supervisory Board of Orbis Transport Spółka z o.o.
The above function is non-competitive to „Orbis" S.A. operations.

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

No entry.

Re.: point V.

1) Appointment date of the managing person:
June 10, 2005.

2) Name and family name of the appointed managing person:
Yannick Rouvrais

3) Position of the managing person in the Issuer's company:
Member of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Marketing and planning at the Management Faculty of Institute d'Administration des Entreprises, Uniwersytet Aix en Provence

Financial management and accounting at the Paris Conservatoire National des Arts et Metiers

November 1998 – October 24, 2000	Deputy Director of Accor Group Poland responsible for the operation of Mercure and IBIS hotels

September 1996 - October 1998	General Director of the Novotel Ambassador Kangnam, Seoul, Korea
August 1993 - January 1996	General Director of the Mercure Hotel in Warsaw;
July 1991 - July 1993	Regional Manager of, among others, the Sofitel Marseille Airport Hotel, Marseilles, Sofitel Montpellier, France
June 1989 - June 1991	General Director of the Sofitel Mont Febe Yaounde Hotel, Cameron;
June 1987 - June 1989	General Director of the Sofitel Gaweye Hotel, Niamey Niger, West Africa
April 1984 - July 1986	General Director of the P.L.M. Sarakawa Lome Hotel, Togo, West Africa

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

President of the Management Board of Orbis Kontrakty Sp. z o.o.
The above function is non-competitive to „Orbis" S.A. operations.

The Supervisory Board of Orbis S.A. authorized Mr. Yannick Rouvrais to work for companies belonging to the ACCOR Group and competing with ORBIS S.A., on non-management positions.

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

Not applicable

Re.: point IV.

1) Appointment date of the managing person:
June 10, 2005.

2) Name and family name of the appointed managing person:
Yolanta Wojciechowska de Cacqueray

3) Position of the managing person in the Issuer's company:
Member of the Management Board

4) Education, qualifications and previous positions including professional carrier:

Education:
IMD (99), Switzerland
MBA (ISA94) HEC, France.
Wrocław University of Technology, MSc. Eng. (80)

Professional experience and qualifications:
Mrs. Wojciechowska de Cacqueray has extensive experience and qualifications in the area of finance, both in the area of controlling and audit, financing of companies, capital operations and financing large projects.

September 2002- May 2005: France Telecom, Director International Finance, Paris (France). Refinancing of 8 international subsidiaries, restructuring and integration of Frace Telecome, Orange and Wanadoo teams.

1996 – 2002 Nestle Waters, Nestle Group, Paris (France)
2000 – 2002 Deputy Zone Director –Northern, Central, Eastern Europe
1998 - 1999 Responsible for Special Assignments Reporting
1997 - 1998 Zone International Controller
1996 - 1997 Financial Analyst
1987 – 1995 Nestle Frabce, Courbevoie (France)
1994 – 1995 Financial Controller
1987 - 1992 System Engineer
1985 – 1987 Steria, Paris, (France), Project Engineer
1983 – 1985 Telesystems, Nantes (France), System Engineer
Fluently speaks: French, English, German.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Not applicable

6) Information about a record of the managing person in the Insolvent Debtor Register kept in accordance of the Law on National Court Register:

Not applicable

82 - 5025

Current report No 26/2005

The Management Board of Orbis S.A. herby fulfills the reporting obligation imposed by § 27 of the Warsaw Stock Exchange By-Laws and files a statement concerning compliance with the principles of corporate governance by the Company. The content of this statement was approved by Orbis S.A. Supervisory Board in a resolution no 30/VI/2005 dated May 18, 2005, and by the General Meeting of Orbis S.A. Shareholders in a resolution no 7 dated June 10, 2005.


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2005
WASH, D.C. 199 SECTION

	PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
	GENERAL PRINCIPLES		
I	Objective of the Company The main objective of a company's authorities is to further the company's interests, i.e. to increase the value of the assets entrusted to them by the shareholders, taking into consideration the rights and interests of entities other than the shareholders that are involved in the functioning of the company, especially the company's creditors and employees	**YES**	
II	Majority Rule and Protection of the Minority A joint-stock company is a capital venture, therefore it must respect the principle of capital majority rule and the primacy of majority over minority. A shareholder who contributes more capital also bears a greater economic risk. It is, therefore, justified that his interests be considered in proportion to the capital he contributes. The minority must have a guarantee that their rights will be properly protected within the limits set by the law and commercial integrity. When	**YES**	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Meeting of Shareholders and three employees of the Company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to*

	exercising his rights, a majority shareholder should take into account the interests of the minority		*the principle of proportionality of profits and losses.*
III	Honest Intentions and No-Abuse of Rights The exercising of rights and reliance on legal institutions should be based on honest intentions (good faith) and cannot go beyond the purpose and economic reasons for which these institutions are established. No actions should be taken which, by exceeding the limits set, constitute an abuse of the law. The minority should be protected against any abuse of ownership rights by the majority and the interests of the majority should be protected against any abuse by the minority of its rights, thus ensuring the best possible protection of the equitable interests of the shareholders and other market participants.	**YES**	*The Company agrees with the wording of the thesis put forward in the Principle No III. However, the Company points out that the Principle No III may be interpreted as referring to the so-called concept of good law and assuming that the purpose and economic reasons of particular legal norms do not raise any doubts, from the point of view of their wording, and are reasonable. In the law-making practice, this postulate is not always adhered to and, consequently, impartial determination of framework, referred to in the Principle No III, is made more difficult.*
IV	Court Control The company's authorities and persons chairing the general meeting cannot decide on issues which should be resolved by a court judgment. This does not apply to activities which the company's authorities and persons chairing general meetings are authorized or obliged to undertake by force of law.	**YES**	*The Company declares compliance with the Principle No IV but is of the opinion that its wording may raise doubts as to the sphere of activities of the Company's governing bodies to which this Principle pertains. The Company assumes that the Principle No IV applies to the sphere of activities related directly to the organization and course of general meetings but this, however, has not been specified in the wording of that Principle.*
V	Independent Opinions Ordered by the Company When choosing an entity to provide expert services, particularly an auditor, financial and tax advisors or legal advisors, the company should examine whether there are any circumstances that would limit the entity's independence when performing the tasks entrusted.	**YES**	*The principles applied by the Company for the purpose of selecting an entity which is to provide expert services require specifically that these services are to be provided by entities having adequate professional skills that guarantee a qualified level of service in accordance with their best knowledge. Moreover, when selecting a licensed auditor and an auditor for special affairs, the Company complies with respective principles of corporate governance laid down in the detailed section of the "Best Practices in Public Companies 2005". The above procedure of action is applied also for the purpose of ensuring that expert services are provided in accordance with the binding provisions of*

			the law that apply to the given category of experts and regulate inter alia their professional liability, and in line with the principles of professional ethics. Opinions or other services performed by an expert in keeping with these conditions are regarded by the Company as services meting the criteria of independence, i.e. performed in a professional and unbiased manner, with no conflict of interest on the part of the entity that provides the services. *However, the Company would like to point out that the interpretation of the Principle V might suggest that independence of opinion or independence of action by entity providing expert services should be evaluated only by applying formal criteria, such as for instance no formal connections with specific entities, correspondingly to the Principle No 20 (independent supervisory board members) or compliance with principles governing replacement of an expert, as in the Principle No 42 (independent opinion of a licensed auditor). Such interpretation of Principle V seems unfounded. However, in the opinion of the Company, the content of the Principle V might be interpreted too widely and it is desirable to suggest considering a change of Principle V by way of adding a more precise definition of what is to be understood as independence of opinions commissioned by the Company or independence of the entity that provides expert services.*

BEST PRACTICES OF GENERAL MEETINGS

1	A general meeting should take place in a location and at a time that allows the participation of as many shareholders as possible.	**YES**	*In adopting resolution on convening a general meeting, the Management Board of the Company is guided, first and foremost, by the provisions of the law and the Company's Statutes. The location and the time of a general meeting are determined by the Management Board in a reasonable manner, with account being taken of the hitherto practice in that respect, in particular shareholders' attendance as well as taking into account the postulate to ensure participation of members of the Management Board, the Supervisory Board and a licensed auditor at a general meeting. However, the Company points out that the wording of the Principle No 1 is hardly specified which leaves room for subjective assessment of compliance therewith.*
2	A request made by parties entitled to do so for a general meeting to be convened and for certain issues to be put on its agenda should be justified. Draft resolutions proposed for adoption by the general meeting and other key documents should be presented to the shareholders together with justification and a supervisory board opinion before the general meeting to allow them time to review and evaluate the same.	**YES**	*The Company points out that the requirement to comply with the Principle No 2 as regards the obligation to justify the request to convene a general meeting does not ensue from the provisions of the law and, therefore, also in the event of absence of such a justification, the Management Board will be obligated to convene a general meeting upon request of a shareholder entitled to do so. In such a case, the Management Board of the Company will, however, request the shareholder making such a request to properly supplement the request and, having obtained the justification, will submit it to the general meeting. These remarks apply also to draft resolutions proposed by the shareholder requesting a general meeting to be convened.*
3	A general meeting convened on the shareholders' request should be held on the date given in the request and, if this date cannot be kept *(i.e. if there exist major*	**YES**	*The Company points out that the Principle No 3 is initially addressed to shareholders of the Company making a request to convene a general meeting, who*

	impediments that prevent the meeting from being held on the requested date), on the nearest date that would allow the general meeting to settle the issues on its agenda.		*should act in good faith and in observance of the principles of corporate governance. Moreover, the Company points out that both a minority and a majority shareholder may avail himself of the above mentioned entitlement. Also, the notion of a major impediment that prevents the meeting to be held on the requested date has not been precisely defined. However, the Company will make every effort to comply with the Principle No 3.*
4	A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened on such a request can only be cancelled with the consent of the requesting parties. In all other instances, a general meeting can be cancelled if its holding is hindered (*force majeure*) or is obviously groundless. A meeting is called off in the same way as it is convened, limiting negative consequences for the company and its shareholders as far as possible and no later than three weeks before the original meeting date. A change in the date of a general meeting is made in the same way as a cancellation, even if the proposed agenda does not change.	**YES**	
5	Before a shareholder's representative can participate in a general meeting, his right to act on the shareholder's behalf should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting conforms with the law and does not require any additional confirmations or acknowledgement unless the company's management board or the chairman of the general meeting has doubts about its authenticity or validity *prima facie* (when drawing up the list of attendance).	**YES**	*Prima facie evaluation of the document, referred to in the Principle No 5, is made by the chairman of the general meeting, who signs the attendance list. The Management Board, as the Company's governing body, does not make such an evaluation that would require the adoption of a relevant resolution. Nor is the Management Board authorized to make such an evaluation.*
6	The general meeting should have regular by-laws setting out in detail the principles on which meetings are conducted and resolutions adopted. The by-laws	**YES**	

	should, in particular, contain provisions on elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent change; it is advisable for any changes to enter into force as of the following general meeting.		
7	The person opening the general meeting should immediately organize the election of the meeting chairman and should refrain from making any substantial or formal decisions.	**YES**	
8	The chairman of the general meeting ensures that the meeting is run efficiently and that the rights and interests of all the shareholders are observed. The chairman should, in particular, counteract any abuse of rights by meeting participants and should guarantee that the rights of minority shareholders are respected. The chairman should not, without good reason, resign from his function or delay signing the meeting minutes.	**YES**	*The Company points out that the use of the expression „good reason" in the wording of the Principle No 8 is not appropriate as it may also suggest reasons depending on the chairman of the general meeting. Such an understanding of the Principle No 8 might be in conflict with the Company's obligations to convey information.*
9	A general meeting should be attended by the members of both the supervisory board and the management board. The auditor should also be present at an annual general meeting and an extraordinary general meeting if the company's financial matters are to be discussed. The absence of a supervisory or management board member from the general meeting requires an explanation, which should be given at the meeting.	**NO**	*The new wording of the Principle No 9 is too far-reaching as compared to the hitherto practice of the Company and requirements set forth by the Stock Exchange (according to the current interpretation of this principle, its aim is to ensure providing information to shareholders by selected persons, but it does not require presence of all the members of the Company's governing bodies). Citing an excuse for each and every absence of a Management Board member or a Supervisory Board member at a General Meeting is hardly practical and may disorganize the session of the General Meeting. One may infer that there would always be circumstances that would prevent the presence of a member of the Company's governing bodies at a General Meeting. Hence, compliance with the Principle No 9 in the wording derived from the "Best Practices 2005" implies the need to set up precise*

			mechanisms of providing excuses for the absence of members of the Company's governing bodies and incorporating such mechanisms into internal regulations of the Company. It must be kept in mind that, regardless of the applied mechanism, enforcement of duties arising out of the content of the Principle No 9 may encounter difficulties since, as mentioned above, attendance at a General Meeting of Shareholders is, according to the Polish Commercial Companies and Partnerships' Code, a right rather than a duty of a member of the Company's governing bodies.
10	Supervisory and management board members and the company's auditor should, within their powers and to the extent needed to settle issues discussed at the general meeting, provide meeting participants with explanations and information about the company.	**YES**	
11	All answers provided by the management board to questions posed by the general meeting should take into account the fact that a public company carries out its reporting obligations in the way stipulated in the Law on the Public Trading in Securities; certain information cannot be provided in any other way.	**YES**	
12	Short breaks in the session which do not constitute an adjournment and are ordered by the chairman in justified cases cannot be aimed at hindering the exercising by the shareholders of their rights.	**YES**	
13	Voting on administrative issues may only concern issues related to the running of the meeting. Resolutions which may have an impact on the exercising by the shareholders of their rights cannot be voted on in this way.	**NO**	*Provisions of the Polish Commercial Companies and Partnerships' Code do not contain a precise definition of the notion of „procedural matters" (translator's note: "procedural matters" are referred to as "administrative issues" in the wording of the Principle no. 13) and Article 404 allows for the adoption of resolutions on procedural matters even if they were not included on the agenda. However, contents of the Principle No 13 restrict the catalogue*

			of motions on procedural matters that may be submitted in the course of debates of the General Meeting. In the Company's opinion, in practice the emergence of a procedural (formal) matter that may go beyond the substantive scope of the Principle No 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the General Meeting By-Laws is of exemplary nature.
14	A resolution not to consider an issue on the agenda may be adopted only if it is supported by sound reasons. Any motion in this respect should be accompanied by a detailed justification. A decision to remove an item from the agenda or not to consider an issue put on the agenda at a shareholder's request requires a general meeting resolution, once all the shareholders present who put the issue on the agenda have given their consent, supported by 75% of the votes present at the meeting.	**NO**	*Clauses of the General Meeting By-Laws provide that all the maters placed on the agenda should be discussed at the General Meeting.* *A resolution of the General Meeting of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.* *According to the Company, restraint upon the possibility to withdraw an item from the agenda or not to consider a matter placed on the agenda upon request of shareholders is too far-reaching.* *There might be cases when the shareholder's motion to place a given matter on the agenda of a General Meeting is unjustified or the shareholder no longer supports this motion and discarding consideration of this motion is in the interests of the shareholders and of the Company. Therefore, it seems reasonable to leave this issue to be resolved according to general terms set forth in the Polish Commercial Companies and Partnerships' Code. Therefore, for reasons set out above, the Company cannot declare compliance with this part of the Principle No 14 in practice.*
15	Any party objecting to a resolution must be given the opportunity to put forward concise reasons for its objections.	**YES**	

16	As the Code of Commercial Companies does not provide for court control in the event of a resolution not being adopted by the general meeting, the management board or the meeting chairman should form resolutions in such a way that anyone who does not agree with the merits of a decision being the subject of the resolution has the possibility of challenging the same, provided that he is entitled to do so.	**NO**	*The text of resolutions adopted by the General Meeting is decided upon by the Company's shareholders who have the right to submit amendments or present their own draft resolutions in the course of the discussion. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said principle. There exists a wide category of issues, where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases compliance with that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Meeting's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Commercial Companies and Partnerships' Code concerning the challenging of resolutions of the General Meeting are complete and properly protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution.* *It should be borne in mind that, in accordance with the provisions of the Polish Commercial Companies and Partnerships' Code, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant contents, formulated predominantly to enable the challenging of these resolutions, is doubtful.* *The above presented reasons substantiate the non-application by the Company of the Principle No 16.*

17	Written statements made by a participant at a general meeting are recorded in the minutes at the participant's request.	**YES**	
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The supervisory board submits a concise evaluation of the company's standing to the general meeting every year. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the contents before the annual general meeting.	**YES**	
19	A member of the supervisory board should have the relevant education, the appropriate professional and practical experience, be of high moral standing and be able to devote the time required to perform his supervisory board function properly. Supervisory board candidature should be announced and supported by reasons sufficiently detailed to enable an informed choice to be made	**NO**	*Candidate nominees to the Supervisory Board are put forward with a detailed justification in a manner ensuring their deliberate election at a General Meeting of Shareholders.* *However, it must be kept in mind that the Principle No 19 refers to notions which are imprecise and vaguely formulated, and so allow quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *Three members of Orbis S.A. Supervisory Board are Company's employees elected on the basis of the provisions of the Act on Commercialization and Privatization of State-Owned Enterprises and the Company's Statutes.* *In case of Orbis S.A. Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and general vote.*

			The result of the vote is binding upon the General Meeting.
20	a) At least half the members of the supervisory board should be independent members, subject to point (d) below. Independent members of the supervisory board should not have relations with the company and its shareholders or employees which could significantly affect the independent member's ability to make impartial decisions. b) Detailed independence criteria should be laid down in the company's statutes. c) Without the consent of the majority of independent supervisory board members, no resolutions should be adopted on the following issues: • performances of any kind by the company and any entities associated with the company in favor of management board members; • consent to the execution by the company or a subsidiary of a key agreement with an entity associated with the company, a member of the supervisory board or management board, or with their associated entities; and • appointment of an auditor to audit the company's financial statements. (d) In companies where one shareholder holds a block of shares carrying over 50% of all voting rights, the supervisory board should consist of at least two independent members, including an independent chairman of the audit committee, should such a committee be set up.	**NO**	*In accordance with the Orbis S.A. Statutes, the Supervisory Board consists of 10 members. The Statutes of the Company provide for the employees' right arising under the Act on Commercialization and Privatization of State-Owned Enterprises to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding upon the General Meeting of Shareholders. The remaining vacancies in the Supervisory Board are filled in the manner stipulated in the Company's Statutes and the Polish Commercial Companies and Partnerships' Code. The Statutes of Orbis S.A. do not specify any independency criteria for Supervisory Board members.* *Under the present circumstances, compliance by Orbis S.A. with the Principle No 20 is problematical. Despite a change in the wording, its implementation would still be difficult to reconcile with the principle of proportional protection of interest of Orbis S.A. individual shareholders. Orbis S.A. declared application of numerous principles of corporate governance which ensure a professional and unbiased functioning of the Supervisory Board.*
21	A supervisory board member should, above all, keep the company's interests in mind.	**YES**	

22	Supervisory board members should take the relevant action to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on any risks related to the business and ways of managing such risks.	**YES**	*In principle, the wording of the Principle No 22 reiterates the provisions of the Polish Commercial Companies and Partnerships' Code in accordance with which the Supervisory Board exercises supervision over the Company's operations in all the areas of its activities. It should also be pointed that – as a principle – the Supervisory Board performs its duties collectively. Therefore, the wording of the Principle No 22 is not completely clear.*
23	A supervisory board member should inform the other members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on any resolution on the issue in respect of which the conflict of interest has arisen.	**NO**	*The text of the Principle No 23 does not define the notion of „conflict of interest". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a conflict may result. The Company is of the opinion that in the case where at least one of the shareholders holds a major block of shares and there are members of the Supervisory Board who are related to that shareholder, the conflict of interest of a corporate nature arising out of that type of relations is of an immanent nature. The same applies in the case of Orbis S.A. The existence of that type of conflict of interest cannot, however, lead to non-participation of persons related to such shareholder in the works of the Supervisory Board.* *The Principle No 23 is adhered to in the Company in respect of conflict of interest of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for reasons stated above.*

24	Information on a supervisory board member's personal, actual and organizational connections with a given shareholder, particularly with the majority shareholder, should be made publicly available. The company should have a procedure in place for obtaining such information from supervisory board members and for making it publicly available.	**NO**	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing public trading in securities. Conveying information, as recommended in the Principle No 24 is not – in the opinion of the Company – possible due to a too general and imprecise wording concerning the relation between the member of the Supervisory Board and a shareholder.*
25	Supervisory board meetings should be accessible and open to management board members, save for issues which directly concern the management board or its members, especially the removal, liability and remuneration (of management board members).	**YES**	
26	A supervisory board member should make it possible for the management board to present publicly and in an appropriate manner information on the transfer or acquisition of shares in the company or in its dominant company or subsidiary and of transactions with such companies, provided that such information is relevant to his financial standing.	**NO**	*Provisions of the Regulation of Council of Ministers on Reporting Obligations of Companies precisely specify reporting obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, an imprecise and vaguely defined expression was applied in the Principle No 26 (the relevance of the transaction for the financial standing of a member of the Supervisory Board), which allows for quite a broad and free interpretation. The application of this principle in practice and its implementation in the Company's internal regulation is, for the above reasons, to a large extent rendered difficult.*
27	Supervisory board members' remuneration should be set on the basis of a set of transparent procedures and rules. The remuneration should be fair but should not constitute a significant cost item in the company's business or have a material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the management board. The total amount of all supervisory board members'	**NO**	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Meeting.* *According to the assessment of the Company's Management Board, the Principle No 27 refers to notions which are imprecise and vaguely formulated,*

	remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it.		*which allows for quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *The amount of aggregate as well as individual remuneration of all the Board members is disclosed in the annual report in accordance with the applicable legal regulations.*
28	The supervisory board should operate in accordance with its by-laws, which should be publicly available. The by-laws should stipulate that at least two committees should be set up: - audit, and - remuneration. The remuneration committee should consist of at least two independent members and at least one person possessing the relevant qualifications and experience in accounting and finance. The committee's tasks should be specified in the board by-laws. The committees should present reports on their activities to the supervisory board every year. The company should then make these reports available to its shareholders.	**NO**	*The Supervisory Board of the Company operates on the basis of the By-Laws adopted by itself, the contents of which are available to the public. As the Company cannot declare compliance with the Principle No 20, it is difficult to declare compliance with the Principle No 28. The Supervisory Board By-laws do not presently provide for the election of standing committees within the Supervisory Board.*
29	The agenda of a supervisory board meeting should not be amended or supplemented during the meeting to which it relates. This requirement does not apply if all the supervisory board members are present and agree to the amendment or supplementation, and if certain actions have to be taken by the supervisory board to protect the company against damage and in the case of a resolution assessing whether there is a conflict of interests between a supervisory board member and the company.	**NO**	*Rules concerning fixing of the agenda for Supervisory Board meetings are defined in the Supervisory Board By-Laws. Accordingly, invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten this time limit. This principle may be deviated from if all members of the Supervisory Board are present at the meeting and grant their consent for the adoption of important resolutions. In the Company's opinion, the term referring to the lack of the possibility to "amend" the agenda may also be interpreted as lack of opportunity to give up consideration of a particular item on the agenda which, in certain cases, could hamper the functioning*

			of the Supervisory Board. *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of contents of the Principle No 29.*
30	A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit detailed reports on the performance of his task to the supervisory board.	**NO**	*Supervisory tasks performed by a member of the Supervisory Board, referred to in the Principle No 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Polish Commercial Companies and Partnerships' Code empower particularly the member of the Supervisory Board delegated to exercise permanent supervision to participate in meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in the Principle No 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with provisions of the Polish Commercial Companies and Partnerships' Code, such an assessment may be made exclusively by shareholders who have designated that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "detailed nature" of reports should be understood.* *Consequently, the application of that principle may lead to doubts as to the scope of responsibilities of a delegated person and the manner of exercising the supervision.*
31	A supervisory board member should not resign from his function during his term of office if this would make it impossible for the board to function, particularly if it	**YES**	

	could hinder the timely adoption of an important resolution.		
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	With the company's interests in mind, the management board sets out the strategy and the main objects of the company's operations and submits them to the supervisory board. The management board is responsible for implementation and performance. The management board sees that the company's management system is transparent and effective and that its business is conducted in accordance with legal regulations and best practice.	**YES**	
33	When making decisions on corporate issues, management board members should act within the limits of justified business risk, i.e. after considering all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. When determining the company's interests, the long-term interests of the company's shareholders, creditors and employees should be kept in mind, as well as those of other entities and persons cooperating with the company, also the interests of the local community.	**YES**	
34	In transactions with shareholders and other persons whose interests affect those of the company, the management board should act with the utmost care to ensure that the transactions are carried out at arm's length.	**YES**	*The application of this principle concerns transactions with shareholders who have disclosed the fact that they are holding the Company's shares as at the date of execution of the transaction. For the Management Board of the Company, information*

			made public in a manner prescribed by the provisions of the law represents the basic source of knowledge in that respect.
35	A management board member should always be loyal to the company and avoid actions which could lead to the advancement of his own material interests only. If a management board member receives information about the opportunity to make an investment or another advantageous transaction relating to the company's objects, he should put this information immediately before the management board to be reviewed in terms of the company taking advantage of it. Such information may only be used by a management board member or passed on to a third party with the consent of the management board and only if it does not infringe on the company's interests.	**YES**	*The Company points out that violation of the wording of the Principle No 35 is not only reprehensible from the point of view of corporate ethic but breaches upon legal norms as well.*
36	A management board member should treat his shares in the company and its dominant companies and subsidiaries as a long-term investment.	**YES**	
37	Management board members should inform the supervisory board whenever a conflict of interests arises, or if there is a risk of a conflict of interests arising in connection with the function performed.	**YES**	
38	The remuneration of management board members should be set on the basis of transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to business results, and be related to the scope of liability in a given function, taking into account the level of remuneration of members of management boards in similar companies on a similar market.	**YES**	

39	The total amount of all management board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it. If the amount of the remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	**NO**	*It must be mentioned that section of the Principle No 39 relating to disclosure of the value of individual remunerations complies with the provisions contained in the Regulation of the Council of Ministers dated March 21, 2005, concerning Periodical and Current Information to be Disclosed by Securities' Issuers.* *In accordance with § 102 section 6 point 16) of the said regulation, in the case of securities' issuers who pursue a business in the field of manufacturing, construction, commerce or provide services, their annual report should contain information concerning the value of remunerations, awards or benefits … (in cash, in-kind or in any other form), paid out, due to be paid, or potentially due, separately in respect of each of persons managing or supervising the issuer in the company of the issuer, regardless of whether they have been charged to costs or resulted from distribution of profits. If the issuer is a controlling ("dominant") company or a major investor, the information concerning the value of remuneration or awards received as a result of performing functions in the governing bodies of subsidiaries must be stated separately. The duty to disclose information about the value of remuneration is considered fulfilled, if this information is specified in the financial statements. In such case, the annual report should contain a reference to an exact location of this information in the financial statements.* *The Principle No 39 additionally requires publishing an explanation, if amounts of remuneration paid to individual members of the Management Board differ significantly. It must be emphasized that the wording "significantly" may give rise to doubt and cause difficulties in its interpretation in practice.* *The remaining duties arising from the wording of the*

			Principle No 39 may also give rise to doubt, particularly the information on procedures and principles according to which the remuneration of Management Board members is being determined, since disclosure of such information may too deeply intrude upon the organizational structure of the Company. *To conclude, it seems that the duties arising from the above-mentioned Regulation issued by the Council of Ministers provide a sufficient information for investors as regards the value of the Management Board's remuneration.*
40	The management board should lay down in the by-laws principles and procedures for operating and allocating powers. These principles should be clear and generally available.	**YES**	
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	When selecting an auditor, the company should ensure that he will perform the tasks entrusted to him independently.	**YES**	*The Company applies a general procedure aimed at ensuring independence of external entities performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor files a declaration that it complies with the statutory criteria of impartiality and independence prior to commencing the audit of the Company's financial statements and after the end of such an audit.*
42	In order to ensure an independent opinion, the company should change its auditor once every five years at the least. The change of auditor should also	**YES**	*The Management Board declares to adhere to this principle The Principle No 42 is followed in practice in*

	be understood as a change in the individual carrying out the audit. Additionally, over a long period of time the company should not use the services of the same auditing entity.		*the Company.*
43	The auditor should be selected by the supervisory board on the recommendation of the audit committee, or by the general meeting on the recommendation of the supervisory board containing the audit committee recommendation. If an auditor other than the one recommended by the audit committee is chosen by either the board or the general meeting, detailed reasons should be given. Information on the selection of an auditing entity together with the relevant justification should be disclosed in the annual report.	**NO**	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor. Since the Company has not declared to apply the Principle No 20, the Company cannot formally declare compliance with this principle.*
44	The current auditor or the auditor auditing the annual accounts of the company or its subsidiaries in the period under examination cannot act as a special purpose auditor for the same company.	**YES**	*The Management Board of the Company has declared compliance with this principle. Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not at the same time provide other services to the Company, unless a proper governing body of the Company grants its consent.*
45	A company should acquire its own shares in such a way that no group of shareholders is privileged.	**YES**	
46	The company's statutes, its basic internal regulations, information and documents related to general meetings, and its financial statements should be made available in the company's registered office and on its website.	**YES**	
47	A company should have appropriate media relations procedures and regulations and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with	**YES**	

	legal regulations and to safeguard its interests, make information on its current operations and business standing available to media representatives and allow them to attend general meetings.		
48	In its annual report, a company should include a statement to the effect that corporate governance standards are applied. Any departure from these standards should also be publicly explained.	**YES**	*The application of the Principle No 48 may in practice be difficult as the date of submitting the annual report is prescribed by the regulations governing public trading in securities and is dependent upon the receipt of an opinion issued by an entity authorized to audit the financial statements by the Company. It should, on the other hand, be pointed out that the filing of a declaration is connected with a necessity to follow corporate procedures applicable in the Company that may come to an end by July1 of a given year. In the light of the above, the final wording of the annual declaration of the Company concerning the compliance with principles of corporate governance may be presented in a current report.*

82-5025

Current report no 27/2005

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the Annual General Meeting of Orbis S.A. Shareholders held on June 10, 2005:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 27 221 738 votes present at the above mentioned General Meeting.
The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 35.58% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3 500 000 votes out of the aggregate number of 27 221 738 votes present at the above mentioned General Meeting.
The number of 3 500 000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 7.60% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 2 935 807 votes out of the aggregate number of 27 221 738 votes present at the above mentioned General Meeting.
The number of 2 935 807 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 6.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

4) Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 27 221 738 votes present at the above mentioned General Meeting.
The number of 2 303 853 votes represented by Globe Trade Centre S.A. accounted for 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.